787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

September 12, 2012

VIA EDGAR

Mr. Tom Kluck

Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                               AAA Energy Opportunities Fund LLC

Registration Statement on Form 10-12G

Securities Exchange Act File No. 000-54670

Ladies and Gentlemen:

On behalf of this firm’s client, Sydling Futures Management LLC (“Sydling”), the commodity pool operator and trading manager of AAA Energy Opportunities Fund LLC (the “Registrant”), I am transmitting herewith for filing with the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”), Amendment No. 2 (the “Second Amendment”) to the Registrant’s Form 10-12G that was filed with the Commission on April 26, 2012 (the “Initial Form 10”) and amended on August 8, 2012 (the “First Amendment”).  Along with the First Amendment, I submitted a letter dated August 8, 2012 in response to the Commission staff’s (the “Staff”) comment letter to the Initial Form 10, which was addressed to Mr. Jerry Pascucci, President and Director of Sydling and dated May 23, 2012.

Along with the Second Amendment, I am submitting this letter in response to the Staff’s comment letter to the First Amendment, which was addressed to Mr. Pascucci and dated August 28, 2012 (the “Second Comment Letter”).  The following responses are numbered to correspond to the numbering of the Second Comment Letter.  For your convenience, the Staff’s comments are indicated in italics, followed by Sydling’s response.

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME    FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Comment No. 1:                                            We note your response to comment 1 of our letter dated May 23, 2012.  We have referred your analysis to the Division of Investment Management for further review.  The Division of Investment Management may have further comment.

Response:                                                                        Thank you for your comment.

Comment No. 2:                                             Please revise to incorporate your response to comment 4 with your disclosure here.

Response:                                                                         As requested, details regarding replacement of the advisor and reallocation of the Registrant’s assets have been included in the Second Amendment.

Comment No. 3:                                             We note the revised disclosure on page 34 that as of March 31, 2012, the Master Fund’s average margin to equity ratio was 2.61%.  In future Exchange Act reports, please provide similar disclosure and the margin requirements that resulted in such ratio.

Response:                                                                         The requested disclosure will be included in future Exchange Act reports, as appropriate.

Comment No. 4:                                             On page 34, you indicate that written options expose the Master Fund to potentially unlimited liability.  Please place this risk into context by explaining such exposure based on your written options of approximately $31 million, as disclosed in your most recent 10-Q for the period ended June 30, 2012.

Response:                                                                         As disclosed in Item 1A of the Initial Form 10 under the risk factor titled “Purchasing and writing options could result in trading losses,” the writer, or seller, of an option has potentially unlimited risk.  An option writer collects a premium and risks losing the difference between the premium received and the price it would have to pay to obtain the underlying commodity or futures contract if the option buyer exercises its option.  Because there is theoretically no limit on how much the price of an option’s underlying commodity or futures contract could increase by the option’s exercise date, writing options exposes the Master Fund to potentially unlimited liability.  As of June 30, 2012, such liability was approximately $31 million, meaning that, were all of the outstanding options written by the Master Fund to be exercised at their value on that date, the Master Fund would owe $31 million to the options’ buyers.  At any given time, the amount of the Master Fund’s liability with respect to its outstanding written options will depend on the then-current market value of such options’ underlying commodity or futures contracts.

Comment No. 5:                                             From your most recent 10-Q, we note that net losses will need to be recovered until an incentive allocation may be made.  Please tell us the net losses that will need to be recovered, to date, and provide similar disclosure in future Exchange Act reports.

Response:                                                                         As of August 31, 2012, a net loss of approximately $2,814,120 must be recovered before an incentive allocation will be made.  The requested disclosure will be included in future Exchange Act reports, as appropriate.

Comment No. 6:                                             Please revise to incorporate your response to comment 13 in the appropriate section.

Response:                                                                        As requested, additional details regarding the potential for mandatory redemptions and suspensions of redemptions have been included in the Second Amendment.

Comment No. 7:                                             We note your response to comment 15 referring to Sydling’s control of redemptions and withdrawals and the liquid nature of the instruments traded.  Please confirm that the risk associated with the inability to withdraw from the Master Fund, including when other feeder funds have participated, is immaterial.

Response:                                                                        If the Registrant were unable to withdraw from the Master Fund, the Registrant would be unable to honor redemptions. Sydling believes that the risk that the Registrant will be unable to withdraw from the Master Fund is remote, whether or not other feeder funds have invested in the Master Fund. Thus, Sydling believes that there is not a material risk that the Registrant will be unable to honor redemptions.

*  *  *  *

Should you have any questions, please do not hesitate to contact the undersigned at (212) 728-8108 or Rita M. Molesworth of this office at (212) 728-8727.

Sincerely,

/s/ Jonathan Burwick
Jonathan Burwick, Esq.
Willkie Farr & Gallagher LLP

cc:                                 Jerry Pascucci, Sydling Futures Management LLC

Jennifer Magro, Sydling Futures Management LLC

Rita M. Molesworth, Esq., Willkie Farr & Gallagher LLP